Citigroup Managed Futures LLC
                           399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated May 31, 2005 to the Partnership's prospectus dated October 7, 2004.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                    May 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $855.22 per unit at the end of May, up 1.7% for the month.

May was a profitable month for the Fund's advisors. The currency and fixed income sectors led profitability with robust gains that were more than enough to offset mixed returns in other sectors. Long positions in fixed-income markets provided substantial gains for the Fund, as both European and American bonds rose during the month. The benchmark German 10-year bund rose to a record high, as markets grew concerned that the European Central Bank would have to cut interest rates. Also supporting the rally was the expected negative economic effects from the rejection of the European Union Constitution in France. U.S. fixed-income advanced on diminished inflation fears and on the downgrade of GM's and Ford's credit ratings

The Fund produced strong profits in the currency sector, as the euro fell to a seven-month low against the U.S. dollar, the catalyst being France's rejection of the European Union Constitution. Markets feared this would slow Europe's economic integration. The weakness of the Swiss franc against the U.S. dollar also provided gains for the advisors. Trading in stock indices was mixed for the month. Most of the world indices closed the month higher as stocks rallied worldwide on lower inflation expectations.

Losses were incurred in energy, as markets proved difficult with high volatility and directionless trading. Crude oil prices fell early in the month on higher than expected inventories, only to rally later in the month amid supply concerns spurred by strong economic news. Crude traded in a broad $48 - $52 dollar range. In metals trading, small losses were incurred in copper as prices first fell in response to the strengthening U.S. dollar and then began to rise in the second half of the month when news came that supplies were tight.

In the agriculture sector, cotton and corn were the big movers. Small losses were incurred as cotton fell almost 13% as supply outpaced demand and corn weakened as below normal temperatures and dry weather reduced expectations over the harvest.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of May 31,  2005,  advisors  to the Fund are Aspect  Capital  Limited,  Drury
Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., Winton Capital Management Limited and Capital Fund Management S.A.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                              For the Period May 1,
                              Through May 31, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized losses from trading          $(18,460,521)     (2.34)%
Change in unrealized gains/losses
     from trading                       36,598,963       4.64
                                       -----------      -----
                                        18,138,442       2.30
Less, Brokerage commissions
     and clearing fees ($333,761)        4,284,855       0.54
                                       -----------      -----
Net realized and unrealized gains       13,853,587       1.76
Interest Income                          1,428,765       0.18
                                       -----------      -----
                                        15,282,352       1.94
Less, Expenses:
     Management fees                     1,308,278       0.17
     Incentive fees                        366,075       0.05
     Other expenses                         64,791       0.00
                                       -----------      -----
                                         1,739,144       0.22
                                       -----------      -----
Net income                              13,543,208       1.72%
                                                        =====
Additions (24,231.1077 L.P. units
at April 30, 2005 net asset
value per unit of $840.82)              20,374,000
Redemptions (18,941.3984 L.P. units
at May 31, 2005 net asset
value per unit of $855.22)             (16,199,063)
                                       -----------
Increase in net assets                  17,718,145
Net assets April 30, 2005              769,283,492
                                       -----------
Net assets May 31, 2005               $787,001,637
                                       ===========
Net Asset Value per unit
  ($787,001,637 / 920,469.5748 Units)      $855.00
                                            ======

Redemption value per unit (Note 1)         $855.22
                                            ======


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $855.22.

The net asset value per unit of $855.00 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.